Exhibit 1

Rio de Janeiro, October 5, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Attn.:   Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

Mr. Guilherme Rocha Lopes

Manager of Corporate Monitoring – 2

CC:

emissores@bvmf.com.br

Re: Official Letter No. 351/2016/CVM/SEP/GEA-2

Dear Sirs,

In response to Official Letter No. 351/2016/CVM/SEP/GEA-2 (“Official Letter”), copy herein attached, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) provide clarifications in connection with the news published in Jornal O Globo on October 4, 2016, with the title "Vulture Fund Elliot wants to invest R$10 billion in Oi,” the Company clarifies the following:

Oi clarifies that is it was approached by the fund mentioned in such news report looking to make a capital contribution to Oi, but the conversations initiated between the Company and the fund did not progress further, nor did they result in a firm proposal. Oi has no knowledge of negotiations currently underway between the Company and such fund.

Oi reiterates it commitment to maintaining its shareholders and the Market informed with respect to the subject matters addressed herein and is at the disposal of the Brazilian Securities and Exchange Commission for further clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                                     www.oi.com.br

Official Letter 351/2016/CVM/SEP/GEA-2

Rio de Janeiro, October 4, 2016.

To:
Mr. RICARDO MALAVAZI MARTINS
Investor Relations Officer
OI S.A.
Rua Humberto de Campos, 425, 8th Floor − Leblon
CEP: 22430-190 − Rio de Janeiro, RJ
Tel: (21) 3131-2918 / Fax: (21) 3131-1383
E-mail: invest@oi.net.br

cc:  emissores@bvmf.com.br

Subject: Request for Clarification about News.

Dear Sir,

1.                  We report on the news report published on October 4, 2016 in Jornal O Globo, with the title “Vulture Fund Elliott wants to invest R$10 billion in Oi,” which states the following:

“VULTURE FUND ELLIOTT WANTS TO INVEST R$10 BILLION IN OI”

Representatives of the American manager are in talks with the government and the Board of Directors of the telecom.

Oi, which is under a judicial reorganization proceeding, is close to finding a new shareholder. It is the billionaire Paul Singer’s American “vulture fund” Elliott Management. According to sources, representatives of the fund have already been in Brasilia presenting its plans to the government and the members of Oi’s Board of Directors. In the discussions, the fund, with its headquarters in New York, said it wants to invest up to R$10 billion in the Rio-based telecom.

The Elliott fund became famous after leading a battle with Argentina during the debt renegotiation process. Elliott is considered a vulture fund, as it buys securities of Companies or countries in fragile financial situations in order to obtain financial gains. When Argentina announced the default in 2001, the fund purchased securities at a low price and filed a lawsuit. The fund had already done the same with the Peruvian government in the 1990s.

— Brasília looked favorably upon the proposal presented by Elliott. The more curious aspect of this process is that the fund began its path via Brasília, and has already obtained its support. The government wants a fast solution for Oi, as it is the principal telecommunications concessionaire of the country (in broadband and fixed telephony) and its network manages all of the government’s communications system , such as the borders, military and hospitals — says an industry source.

THE CAPITAL CONTRIBUTION WOULD HELP THE TELECOM’S SITUATION

Elliott Management Corporation manages a billion-dollar portfolio.

— For the time being, these are only conversations. They have not presented a firm proposal— says another source that preferred not to be identified.

The arrival of a new shareholder is already contemplated in the judicial reorganization plan presented by Oi to the Court at the beginning of September. With approximately R$65 billion in debt, Oi also provided for the sale of various assets.

— The entrance of a new shareholder investing R$10 billion in the company would help Oi’s situation, depending on the conditions arising from the negotiations, which have not been formalized. But obviously these resources would not be sufficient to solve the problem as a whole — said another person close to the negotiation.

As such, one of the most controversial proposals is the sale of part of its mobile operations in Brazil. Today, Oi is the fourth-largest cellular operator of the country, after Vivo, Claro and TIM.

— The talks with Elliott began before the presentation of the judicial reorganization plan. Oi’s challenge is to come out of these proceedings with sustainability. It is an operational challenge. In the case of a sale of Assets, it is essential that its operations continue to include mobile telephony, but the mobile operation does not need to be as it is today— explained a source.

In September, Oi presented offers specific to each of its four classes of creditors. In the case of foreign owners of securities, the proposal provides for a reduction of up to 70% of the debt value. For the banks, there would be an extension of the debt of up to 17 years, with a ten year grace-period. For BNDES, which is a secured creditor, the debt will be extended by 15 years, with a ten year grace-period. With regards to the obligation of the National Telecommunications Agency, (Agência Nacional de Telecomunicações — Anatel), which regulates the industry, Oi wishes to convert its fines into capital expenditure obligations related to the network. The plan, however, should undergo adjustments, as it will be the target of questioning from the creditors in the next weeks.

— The proposal is unjust and does not address the interests of Oi’s Shareholders— said a source connected to the creditors.

Meanwhile, the operator’s the Board of Directors has a new configuration, with Helio Costa and Demian Fiocca, nominated by Shareholder Société Mondiale, which holds 6,32% of the telecom’s shares and is owned by Nelson Tanure. BNDES already nominated Ricardo Reisen and Marcos Duarte.

2.                  With respect to the above, we request your response as to the veracity of the information contained in the news article, especially the excerpts above, and, if confirmed, an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3.                  Respecting the sole paragraph of Article 6 of CVM Instruction No. 358/2002, such statement should include a copy of this Official Letter and be sent to the IPE System, category: “Notice to the Market,” type: “Clarifications about CVM/BOVESPA Consultations,” subject: “News Disclosed in the Media.”

4.                  We highlight that, under the terms of Article 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5.                  We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

6.                  Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976 and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice, within the period of 1 (one) business day from the date of knowledge of the content of this letter, now sent by e-mail.

Sincerely,